Pricing Supplement No. 1530BF
To underlying supplement No. 1 dated September 29, 2009,
product supplement BF dated March 9, 2012,
prospectus supplement dated September 29, 2009 and
prospectus dated September 29, 2009
Registration Statement No. 333-162195 Dated May 18, 2012; Rule 424(b)(2)

Deutsche Bank AG, London Branch
$22,000,000 Securities Linked to the Russell 2000® Index due May 23, 2013

General
•
The securities are linked to the performance of the Russell 2000® Index (the “Reference Underlying”), and will pay a coupon on a monthly basis at a rate of 7.49% per annum. If the Final Level does not decline by more than 20.00% from the Initial Level, you will receive your initial investment at maturity. However, if the Final Level declines by more than 20.00% from the Initial Level, you will be exposed on a leveraged basis of 1.25% for each 1.00% that the Final Level is less than the Initial Level in excess of the Buffer Amount and you will lose some or all of your initial investment. Any Payment at Maturity and any Coupon payments are subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due on or about May 23, 2013
•	Denominations of $1,000 (the “Face Amount”) and minimum initial investments of $1,000
•	The securities priced on May 18, 2012 (the “Trade Date”) and are expected to settle on May 22, 2012 (the “Settlement Date”).

Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Reference Underlying:	Russell 2000® Index (Ticker: RTY)
Coupon:
Coupon paid quarterly in arrears on an unadjusted basis on the Coupon Payment Dates in 4 equal installments based on the Coupon rate of 7.49% per annum. Each installment will equal 1.8725% of the Face Amount.

Coupon Payment Dates†:
Coupons will be paid quarterly in arrears in 4 equal installments on the coupon payment dates listed below:
August 22, 2012, November 23, 2012, February 22, 2013 and May 23, 2013 (the Maturity Date).
If any scheduled Coupon Payment Date is not a business day, the relevant Coupon Payment Date will be the following business day, but no additional coupon will accrue in respect of such delay in payment.

Payment at Maturity:
•       If the Final Level is greater than or equal to the Initial Level or is less than the Initial Level by not more than the Buffer Amount of 20.00%, you will receive a cash payment per Face Amount of securities equal to the Face Amount
•       If the Final Level is less than the Initial Level by an amount greater than the Buffer Amount of 20.00%, you will receive a cash payment per Face Amount of securities calculated as follows:
$1,000 + [$1,000 x (Reference Underlying Return + Buffer Amount) x Downside Participation Percentage]
You will lose some or all of your initial investment if the Reference Underlying Return is negative and the Final  Level is less than the Initial Level by an amount greater than 20.00%.
Any Payment at Maturity and any Coupon payments are subject to the credit of the Issuer.

Reference Underlying Return:	The Reference Underlying Return will be calculated as follows: Final Level – Initial Level Initial Level
(Key Terms continued on next page)

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Discounts and Commissions(1)	Min. Proceeds to Us
Per Security	$1,000.00	$1.50	$998.50
Total	$22,000,000.00	$25,500.00	$21,974,500.00
(1)
For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this pricing supplement. The securities will be sold with varying underwriting discounts and commissions in an amount not to exceed $1.50 per $1,000 Face Amount of securities.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$22,000,000.00	$2,521.20

Deutsche Bank Securities

May 18, 2012

(Key Terms continued from previous page)
Buffer Amount:	20.00%
Downside Participation Percentage:	125.00% downside participation
Initial Level:	747.21, the closing level of the Reference Underlying on the Trade Date
Final Level:	The closing level of the Reference Underlying on the Final Valuation Date
Trade Date:	May 18, 2012
Settlement Date:	May 22, 2012
Final Valuation Date†:	May 20, 2013
Maturity Date†:	May 23, 2013
Listing:	The securities will not be listed on a securities exchange.
CUSIP:	2515A1K26
ISIN:	US2515A1K265
†Subject to postponement as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

•
You should read this pricing supplement together with underlying supplement No. 1 dated September 29, 2009, product supplement BF dated March 9, 2012, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these securities are a part and the prospectus dated September 29, 2009. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

•	Product supplement BF dated March 9, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512105912/d315754d424b21.pdf

•	Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

•	Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

•
Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

•
This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

•
Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, underlying supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

•
You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Hypothetical Examples of Amounts Payable on the Securities

The table below illustrates the hypothetical Payments at Maturity per $1,000 Face Amount of securities for a hypothetical range of Reference Underlying Return from -100% to +100%. The hypothetical Payments at Maturity set forth below reflects the Initial Level of 747.21 and the Buffer Amount of 20.00%. In addition, the investor will receive a Coupon on a quarterly basis at a rate of 7.49% per annum. The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Level	Reference Underlying Return	Payment at Maturity (excluding Coupon payments) ($)	Return on the Securities at Maturity (%)
1,494.42	100.00%	$1,000.00	0.00%
1,419.70	90.00%	$1,000.00	0.00%
1,344.98	80.00%	$1,000.00	0.00%
1,270.26	70.00%	$1,000.00	0.00%
1,195.54	60.00%	$1,000.00	0.00%
1,120.82	50.00%	$1,000.00	0.00%
1,046.09	40.00%	$1,000.00	0.00%
971.37	30.00%	$1,000.00	0.00%
896.65	20.00%	$1,000.00	0.00%
859.29	15.00%	$1,000.00	0.00%
821.93	10.00%	$1,000.00	0.00%
747.21	0.00%	$1,000.00	0.00%
672.49	-10.00%	$1,000.00	0.00%
635.13	-15.00%	$1,000.00	0.00%
597.77	-20.00%	$1,000.00	0.00%
523.05	-30.00%	$875.00	-12.50%
448.33	-40.00%	$750.00	-25.00%
373.61	-50.00%	$625.00	-37.50%
298.88	-60.00%	$500.00	-50.00%
224.16	-70.00%	$375.00	-62.50%
149.44	-80.00%	$250.00	-75.00%
74.72	-90.00%	$125.00	-87.50%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the returns set forth in the table above are calculated.

Example 1: The Reference Underlying increases 10.00% from the Initial Level of 747.21 to a Final Level of 821.93. Because the Final Level of 821.93 is greater than the Initial Level of 747.21, the investor receives at maturity a cash payment of $1,000 per $1,000 Face Amount of securities (excluding Coupon payments). In addition, the investor will receive a total Coupon payment equal to $74.90 per $1,000 Face Amount over the term of the securities.

Example 2: The Reference Underlying decreases 10.00% from the Initial Level of 747.21 to a Final Level of 672.49. Because the Final Level of 672.49 is less than the Initial Level by not more than the Buffer Amount of 20.00%, the investor receives a Payment at Maturity of $1,000 per $1,000 Face Amount of securities (excluding Coupon payments). In addition, the investor will receive a total Coupon payment equal to $74.90 per $1,000 Face Amount over the term of the securities.

Example 3: The Reference Underlying decreases 50.00% from the Initial Level of 747.21 to a Final Level of 373.61. Because the Final Level of 373.61 is less than the Initial Level by an amount greater than the Buffer Amount of 20.00%, the investor loses 1.25% for every 1.00% the Final Level declines below the Initial Level in excess of the Buffer Amount and receives at maturity a cash payment of $625.00 per $1,000 Face Amount of securities (excluding Coupon payments), calculated as follows:

$1,000.00 + [$1,000.00 x (-50.00% + 20.00%) x 125.00%] = $625.00

In addition, the investor will receive a total Coupon payment equal to $74.90 per $1,000 Face Amount over the term of the securities.

Selected Purchase Considerations

•
THE SECURITIES OFFER A HIGHER COUPON THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The securities will pay a Coupon on a quarterly basis at a rate of 7.49% per annum. This rate may be higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating, because you are taking downside risk with respect to the Reference Underlying if it declines by more than the Buffer Amount at maturity. Because the securities are our senior unsecured obligations, any Coupon payment or any Payment at Maturity is subject to the credit of the Issuer.

•
COUPON PAYMENTS — Each Coupon payment will be paid quarterly on an unadjusted basis based on a Coupon rate of 7.49% per annum. The Coupon Payments Dates are August 22, 2012, November 23, 2012, February 22, 2013 and May 23, 2013.

•	RETURN LINKED TO THE PERFORMANCE OF THE RUSSELL 2000® INDEX — The return on the securities, which may be positive or negative, is linked to the performance of the Russell 2000® Index.

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Russell 2000® Index measures the composite price performance of stocks of approximately 2,000 companies domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. This is just a summary of the Russell 2000® Index. For more information on the Russell 2000® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The Russell Indices – Russell 2000® Index” in the accompanying underlying supplement No. 1 dated September 29, 2009.

•
TAX CONSEQUENCES — Due to the lack of controlling legal authority, there is substantial uncertainty regarding the U.S. federal income tax consequences of an investment in the securities. Our special tax counsel, Davis Polk & Wardwell LLP, believes that it is reasonable to treat a security for U.S. federal income tax purposes as a put option (the “Put Option”) written by you to us with respect to the Reference Underlying, secured by a cash deposit equal to the Issue Price of the security (the “Deposit”), which will bear an annual yield based on our cost of borrowing of 1.54%, paid monthly. Our special tax counsel has advised, however, that it is unable to conclude that it is more likely than not that this treatment will be upheld, and that alternative treatments are possible that could materially and adversely affect the timing and character of income or loss on your securities. If this treatment is respected, only a portion of each Coupon payment will be attributable to interest on the Deposit; the remainder will represent premium attributable to your grant of the Put Option (“Put Premium”). Interest on the Deposit will be taxed as ordinary interest income, while the Put Premium will not be taken into account prior to the sale, exchange or maturity of the securities.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the securities would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the securities.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Reference Underlying. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your initial investment. The return on the securities at maturity is linked to the performance of the Reference Underlying and will depend on whether, and the extent to which, the Reference Underlying Return is positive or negative. If the Reference Underlying Return is less than -20.00%, your investment will be exposed on a leveraged basis of 1.25% to each 1% by which the Reference Underlying Return is less than -20.00%. Under these circumstances, you will lose some or all of your initial investment. Payment of any amount at maturity is subject to our ability to meet our obligations as they become due.

•
YOUR RETURN ON THE SECURITIES IS LIMITED TO THE FACE AMOUNT PLUS COUPONS EVEN IF THE REFERENCE UNDERLYING APPRECIATES — The securities will not pay more than the Face Amount, plus any accrued and unpaid Coupon, at maturity. You will not receive the appreciation of the Reference Underlying even if the Final Level of the Reference Underlying is greater than the Initial Level. The maximum Payment at Maturity will be $1,000 per Face Amount of securities (excluding Coupon payments), regardless of any appreciation of the Reference Underlying, which may be significant.

•
CREDIT OF THE ISSUER — The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any Coupon payments or Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities and in the event Deutsche Bank AG were to default on its obligations you may not receive the Coupon payments or Payment at Maturity owed to you under the terms of the securities.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Reference Underlying would have.

•
PAST PERFORMANCE OF THE REFERENCE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Reference Underlying over the term of the securities may bear little relation to the historical levels of the Reference Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Reference Underlying or whether the performance of the Reference Underlying will result in the return of any of your investment.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the Payment at Maturity described in this pricing supplement is based on the full Face Amount of your securities, the Issue Price of the securities includes the commissions, discounts and fees, if any, and the expected cost of hedging our obligations under the securities through one or more of our affiliates. The hedging costs also include the projected profit that the Issuer or its affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The fact that the Issue Price of the securities includes these commissions and hedging costs may adversely affect the price at which the Issuer or its affiliates may be willing to purchase the securities in the secondary market, if any. In addition, the hedging activity of the Issuer or its affiliates may result in the Issuer or its affiliates receiving a profit from hedging, even if the value of the securities declines.

•
LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Deutsche Bank Securities Inc. (“DBSI”) may offer to purchase the securities in the secondary market but is not required to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to sell your securities is likely to depend on the price, if any, at which DBSI is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — While we expect that, generally, the level of the Reference Underlying will affect the value of the securities more than any other single factor, the value of the securities will also be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Underlying;

•	the time remaining to maturity of the securities;

•	the market price and dividend rate on the component stocks of the Reference Underlying;

•	interest rates and yields in the market generally and in the markets of the component stocks of the Reference Underlying;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the composition of the Reference Underlying and any changes to the component stocks underlying it;

•	supply and demand for the securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates expect to hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Reference Underlying and make it less likely that you will receive a return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Reference Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Reference Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investing strategies relating to the securities.

•
WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE REFERENCE UNDERLYING TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Reference Underlying to which the securities are linked.

•
POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER AND THE CALCULATION AGENT FOR THE SECURITIES ARE THE SAME LEGAL ENTITY — Deutsche Bank AG, London Branch is the Issuer and the calculation agent for the securities. We, as calculation agent for the securities, will maintain some discretion in making decisions relating to the securities, including whether there has been a market disruption event. If a market disruption event occurs on the Final Valuation Date, the calculation agent can postpone the determination of, or under some circumstances, use an alternate method to calculate, the closing level of the Reference Underlying, including the Final Level. While Deutsche Bank AG will act in good faith and in a commercially reasonable manner in making all determinations with respect to the securities, there can be no assurance that any determinations made by Deutsche Bank AG will not affect the value of the securities. Because determinations made by Deutsche Bank AG as the calculation agent for the securities may affect the payment you receive, potential conflicts of interest may exist between Deutsche Bank AG and you, as a holder of the securities.

•
THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCERTAIN — There is no controlling legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as Put Options secured by Deposits. If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the securities would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The following graph sets forth the historical performance of the Reference Underlying based on the daily closing levels of the Reference Underlying from May 18, 2007 through May 18, 2012. The closing level of the Reference Underlying on May 18, 2012 was 747.21. We obtained the closing levels of the Reference Underlying below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical levels of the Reference Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Reference Underlying on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Underlying will result in the return of any of your initial investment.

Supplemental Underwriting Information (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will receive a selling concession in connection with the sale of the securities of up to 0.15% or $1.50 per $1,000 Face Amount of securities. DBSI may pay custodial fees of up to 0.15% or $1.50 per $1,000 Face Amount of securities to certain other broker-dealers.  Deutsche Bank AG will reimburse DBSI for such fees. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

DBSI, the agent for this offering, is our affiliate. In accordance with Rule 5121 of the Financial Industry Regulatory Authority Inc. (FINRA), DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which will be the second business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the securities more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Validity of Securities

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the securities offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture, and delivered against payment as contemplated herein, such securities will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of December 30, 2011, filed as an exhibit to our opinion, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and its authentication of the securities and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of such counsel dated December 30, 2011, which has been filed on Form 6-K by the Issuer on December 30, 2011.